# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Exodus Movement, Inc., CIK 0001821534
CUSIP: 30209R106
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 15418 Weir Street, #333, Omaha, Nebraska (NE), 68137
Date of event which requires filing of this statement: 01/03/2025
Filed by CIK 0002079200
Persons authorized to receive notices and communications: Mary H. Cilia, 2600 South Shore Boulevard, Suite 300, League City, Texas (TX), 77573, (281) 682-1228

## Reporting persons
- FTX Recovery Trust (CIK 0002079200): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,823,486; shared voting power 0; sole dispositive power 1,823,486; shared dispositive power 0; aggregate amount beneficially owned 1,823,486 (21.6% of the class)
  Comment: (1) The share percentage in Row (13) is based on a total of 9,412,670 shares of Exodus Movement, Inc.'s Class A Common Stock, par value $0.000001 per share, outstanding as of May 22, 2025 as disclosed in Exodus Movement, Inc.'s Schedule 14C Information Statement filed with the United States Securities and Exchange Commission on June 2, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Name of issuer: Exodus Movement, Inc.
Address of issuer's principal executive offices: 15418 Weir Street, #333, Omaha, Nebraska (NE), 68137

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the FTX Recovery Trust (the "Trust" and the "Reporting Person"), a statutory trust organized under the laws of the state of Delaware. The trustees of the Reporting Person (the "Covered Persons") are set forth in Schedule I to Exhibit 99.1 hereto, which is incorporated by reference herein.
Residence or business address: The business address of the Reporting Person is 2600 South Shore Boulevard, Suite 300, League City, Texas 77573. The business address of each Covered Person is set forth in Schedule I of Exhibit 99.1 hereto, which is incorporated herein by reference.
Present principal occupation or employment: The principal business of the Trust is to hold, invest and dispose of its assets. Each Covered Person's present principal occupation is set forth in Schedule I of Exhibit 99.1 hereto, which is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the Covered Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is organized under the laws of the State of Delaware. Each Covered Person's citizenship is set forth in Schedule I of Exhibit 99.1 hereto, which is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On November 11 and November 14, 2022, FTX Trading Ltd. and certain of its subsidiaries (together with FTX Trading Ltd., the "Debtors") filed voluntary petitions for relief under chapter 11 of title 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On October 8, 2024, the Bankruptcy Court entered an order confirming the "Second Amended Joint Chapter 11 Plan of Reorganization of FTX Trading Ltd. and its Debtor Affiliates" (as amended, modified, or supplemented from time to time, the "Plan").

On January 3, 2025 (the "Effective Date"), all conditions precedent to the occurrence of the effective date as set forth in the Plan were satisfied or waived and the Plan became effective. On the Effective Date, in accordance with the Plan, all shares of the Issuer owned by the Debtors were deemed to be transferred to the Trust. No funds were used to acquire the Common Stock that caused the filing of this schedule.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the Trust is to liquidate its assets, including the reported shares, and make distributions to former creditors and other stakeholders of the Debtors as contemplated under the Plan.
The Reporting Person intends to monitor and evaluate its investment on an ongoing basis and expects regularly to review and consider alternative ways of managing such investment. Subject to market conditions, valuations, regulatory approvals and any other applicable approvals, the Reporting Person may acquire additional securities of the Issuer or dispose of any securities of the Issuer in open market transactions, privately negotiated transactions, or otherwise. In exploring ways to manage its investment, and as part of its ongoing investment activities, the Reporting Person will continually evaluate the Issuer's business, financial condition, results of operations, capital structure, management, synergies, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Person intends to seek the views of, hold discussions with, and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer's affairs. The Reporting Person may also engage in other discussions with representatives of the Issuer and/or with other holders of the Issuer's securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer's operations, management, corporate governance, capital structure or its control, strategic alternatives and direction. To facilitate its consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with third parties. The Reporting Person may exchange information with any such persons, including as applicable, pursuant to appropriate confidentiality or similar agreements. The Reporting Person may, at any time, and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of the instructions to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Trust is the record holder of 21.6% of the outstanding Common Stock, comprising 1,823,486 shares. This percentage was calculated based on a total of 9,412,670 shares of the Issuer's Common Stock outstanding as of May 22, 2025 as disclosed in the Issuer's Schedule 14C Information Statement filed with the United States Securities and Exchange Commission on June 2, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: 1,823,486
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person is not party to any contracts, arrangeents, understandings or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Schedule I

## Signatures
- FTX Recovery Trust: Mary H. Cilia, Chief Financial Officer (08/08/2025)